2023 REPORT

# Powur

## Dear investors,

This is a pivotal moment in the history of the U.S. solar industry and an immediate opportunity for Powur to rapidly gain market share through consolidation.  As many of our competitors have struggled to adapt to high interest rates, and changing net-metering policies... We are THRIVING.  We have shown the resiliency of our distributed labor model and our ability to preserve cash even with substantial volume swings, changing policies, and challenging macroeconomic cycles.  As many of our competitors have gone bankrupt or been forced to slow down... we are speeding up.  This capital raise will support Powur as we position the company to take full advangtage of the next growth stage in solar evolution.

**We need your help!**

Powur is a direct sales platform, which relies signficantly on referrals and viral momentum to thrive. Our investors can best support Powur by referring us to potential customers and sales professionals to keep the business on an upward trajectory. Any and all investor feedback or input is heard and appreciated, we are always striving to get better. We are all in committed and invested in making Powur the largest 100% virtual, residential solar & storage company in the cloud.

Sincerely,

*Jonathan Budd*

CEO

*Michael Lindmark*

Chief Financial Officer

*Henrik Rosendahl*

Board member

*Rick Hoskins*

Board Member

*Paul Winnowski*

Chairman

## How did we do this year?

### REPORT CARD

**B+**

#### ☺ The Good

- 10% Year over year revenue growth.
- Expanded to 22 states.
- Powur adjusted as quickly as possible to rapidly shifting market conditions while working through the CA NEM3 backlog.

#### ☹ The Bad

- Downturn in solar industry in the 2H of 2023 due to high interest rates and unfavorable net metering changes in key states.
- Rapid growth in prior years resulted in lower quality and workmanship issues that were expensive to resolve in 2023.
- Attrition in the sales consultant base due to challenging industry conditions.

## 2023 At a Glance

**January 1 to December 31**

**$360,844,239** **+10%**
Revenue

**-$4,027,893** **[185%]**
Net Loss

**$38,348,583** **[50%]**
Short Term Debt

**$0**
Raised in 2023

**$12,200,000**
Cash on Hand
As of 10/29/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$328,406,102
$4,765,281
$360,844,239
-$4,027,893
2022
2023

**Net Margin:** -1% **Gross Margin:** 31% **Return on Assets:** -6% **Earnings per Share:** -$0.21 **Revenue per Employee:** $1,743,209

**Cash to Assets:** 30% **Revenue to Receivables:** 1,308 **Debt Ratio:** 68%

Powur__PBC_-_2021_Audited_Financial_Statements_-_Final__1_.pdf

POWUR__PBC-FINANCIAL_STATEMENTS_2023.pdf

# We ❤ Our 2,106 Investors

## Thank You For Believing In Us

Sumit Kumar
Ramakrishna Sanginadham
Josh Ragusa
Mike Miracle
Helena R. Chung
Peter F Cikalo
Felix Nwokolo
Andre Harrell
Reginald Webb
Christoph Schiller
Neryk Davydov
Faisal Mohammed A AJAJI
Steven Compian
Stephen Laski
Jeremy Miller
SirSteven Robertson
Jerry Cindy Noraj
Diego Garcia
iHeart Charlene Brown
Theresa Mosley Coleman
John Whitehead
Brendan York
Tevita Moce
Emmanuel Mukoro
Loukas Tournatzis
Martin Brenner
Matthew Stroia
Bruce LaPlante
Emilio Bigit
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Adam Schmidt
Miroslava Lindova
James Reynolds
Alberto Martínez
Tammy Bosse
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Mike Beltran
Lisa Balli
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Wilfrid Jean-francois
Héctor Casillas
Larry Michel
Satish K Menedi
Nathaniel Sandifer
Fox Swan
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Tony Moss
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Anthony Denner
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Martin Carlysle
Karen Durst
Stephen C. La Chance III
Luis MANRIQUEZ
Landon Collins
Ray Dietrich
Sandra Vanderstoep
Catalina Ramirez Cruz
Reynaldo Torres
Jerome Fleg
Dax Labonte
Lonnie Chan
Rob Vaniglia
Aaron Burke
J K
Vonn Scott Bair
Ashwin Vaidyanathan
Mario Saldaña Hernández
Ivette Pinela
Angela R Gore
Rita Coronel LOPEZ
Stephen Siragusa
Jennifer Molina
Mark Smith
Lidia Alejandra Valdez
Gloria Griffith
Patrick Combs
Joel McDonald
Greg Marshall
Junno Faria
William W Hoffman Jr
Miles Sherwood
Husbaldo Salazar
Shelley Hatton-Burkart
Bryan Edward Kinder
Shaun LaBelle
Diana Suarez
Jonathan Seto
Crystal L Perez
Edgar Linares
Raz Nitzan
Yuxing Chen
Tang Ying
Carlos Cueva
Harry Han
Sarah Weinberg
Leesa Mansen
Saben Emmons
Theodore Sell
Jose Gutierrez
Boulkoroum FARID
Robert Todd Holliday
Tomas Magadan Vela
Alberto Burgos
Thomas W LeBlanc
Karsten Fettinger
Kim Burnett
Mark Schoning
Madeline Falling
Curtis Williams
James Heffron
Br Ian Goodrow
Liam O'Neil
Raul Lagura
Victoria Wingett
David Foster
Glenn LaChance
Elias Mohammed
Jose Santiago Lopez
Carolyn Alford
Tanya Stott
Ernesto Filipe Teixeira...
Peretz Shapiro
Allen Biles
Gerardo Chavez Gonzalez
Andrew Blakely
Raymond Rochelle
Monica Troconis
Marcelo Rodriguez
Kerry HAGANS
Porsche O'Neil
Ronald Lee Hoskins
Carmelo Bacino
Michael Shawn McKeown
Jean Erntzso Exantus
Michael Friedman
Ofelia Robledo

David Perez
Deborah James
Jordan Buckley
Mark F Wynn
Cesar Rebollo
Kevin Babb
Cody S Crayne
Vinay V SATTI
Yair Ebu-isaac
James ANAGNOSTOU
Marieve Yelice Diaz Acosta
Asmar Townes
Ankur Patel
Stacey Spirn
Kevin Treco
Jessica Hensley
Erin Ross
James Meyer
Charleen Fulton
Kurt Fulp
Daryl Daniels
Sam Kalolwala
Marty D. Monroe
Jose R Aponte
Jennifer Schuchman
Kishore Pamulapati
James Baker
Jeremy Davidson
Brett Beuch
Sarah Zhou
Prosper Poliard
Jeff Sipe
Knoop Benita
Bobby Keen
Megan Gruner
Melinda Barrera
Armando Gonzalez
Reynaldo Abad
Michael Borkowsky
María Victoria Mendivelso
Tisha Johnson
Jeremy Cheung
Julián David Fernández Cortés
Zachary Staab
Matthew Kulhanek
Steven Karanja
Colin Traquair
Michael Chavez
Marc Birou
Olívia Garcia Rodríguez
Ken Juster
Bharat Kumar Kondapalli
Satish Gunnu
William J Millaway
Christian Cervantes
Hesham Werfelli
Willy Baires
Zunaira Islam
Donald Thomas
Andrew Lee Rutherford
Ileana Salinas
Steve Pullen
Dean S Lewis
Oriol Filló
Charles Y
Brooke Marshall
Tony Ensio Siven
Shaquille Greene
Larry Biely
Gregory Sandler
David Jacobsen
Ganesh Chaudhary
John Yancey
Rudolph H Carn
Lavincent Scott
Ann Marie Chinelo EKWUE
Adib Name
Roberto A. Tohme
Natalee MacDonald
Robert Heilbrunn
Siddharth Vashist
Mary Brown
Jeffrey London
Al Corr
Jeffrey Yeh
Nicholas Gautier
Maxwell Poswal
Ben Gotsch
Leilani Ferrer Mulidore
Yvonne Lobognon
Elyn Boada
Varo Varona, Jr.
Leonid Shnaider
Dayra Aranda

Lance Dutcher
Michaelyn Born
Katherine Francis
Richard Joseph Powl
Olugbemiga Aiyegbusi
Timothy E Locklear
Edgar Barajas
Francisco Hoyos
Timothy Rivera
Vishal Arya
Moises Garip
Hamde Farha
Robin Vallier
Patrick J Amato
James Robinson
Maria DeGuzman
Jason Tieman
Maria Del Rosario De Los RIOS
Carlos Martinez
Brandon Blitzer
Coby Barton
Simone Ressner
Mark Mitchell
Angela Wilson
Christopher McConnell
Robert HECKLER
Steven Villa
Carmen Pineiro
Scott Michael
Les Lewis
Javier Arnaez Azcue
Michael Barnes
John C Casarietti
Sri Atluri
Gail A. L'Ecuyer
Luis Eduardo Hernadez
Aracely GONZALEZ
Jim Foster
Mario Magallanez
Devender Kumar
Lyanne Morales
James F Duran
Edgar Reece
Ashley Inocencio
Justin Werner
Lorena CARBAJAL
Nickolas Kjerstad
Rami Taha
Dhananjay Patel
Rudolfo Munguia
Felix Berteloot
Mahendar Edla
Tommy Freeman
Thejaswi Nagaraju
Suchai Gumtrontip
Yelena Kozenkova
Diego Turcios
Vincent Stewart
Alan J Stroup
Piera DiGanci
Thomas FUJII
Anthony Frisella
Thaddeus Onwuka
Robyn Fredricks
Peter S. Roth
Arlene Ritchie
Richard Fox
Andrew Brown
Patrick Kennedy
Jonathan Bonaventura
Alexandros KARYDIS
Richard Litzky
Steve J RACINE
Edward Butler
Jean-Paul Mugrditchian
Carmen Pastore
Bo Congdon
David Ketchum
Steven Maranz
Cesar Rodriguez
Ron Jackson
Sudhakar Subashchandrabose
Thierry Ropson
Maria Del Rosario Rodriguez...
Rakan Almazeed
Brian Whetstone
Alexander Williams
Jeff Barlow
David Marcil
Mark Borden
Larry Manning
Ariel Campbell
Jerry Chavez
Imelda Lopez

Mujtaba Jaafri
Laura C Olivieri
Patricia Titti-Garfoot
Jeffrey Albert
Polina Gouskova
Brenda Chávez
Bekir Atahan
Reina Vasquez
Ali Alshahrani
Yosef Hertz
Joe Skillman
Donald Craig Turner
Nicholas Gessner
Stacy Rooks
James Coburn
Krishna Feldman
Jesus De Los RIOS
Melissa Mohamed
Jose A Jimenez
Maricruz Chia
Damon DAmico
Haresh Jambusaria
Jennifer Drane
Robert Swaby
Patrick Jenne
Dwalyn Dasher
Gary Neece
Lili DESILVA
Joseph Lui
Man Siang Tan
Anthony Brewer
Megan Rose Callihan
Natalia Carter
Meg Razo
Ruby Rubio
Bob Gunter
Ma Amelia Herrera
Lee White
Laura Magallanez
Gloria Sarmiento
James Musgrove
Kyle McCormick
Regaberto Lopez
Emanuel Botros
Eric Adjei-Sefa
Nahomie Gracien
Adan Ibarra
Andrew Webster
Bryan Reeves
Wing Yin Adela Kwan
Kanu Patel
Harry MEANS
Fermin Laborde
Vijay Ramanujam
Maheswari Vasan
Brian Ford
Ahmed Patel
Paul Lee
John Ricker
Patrick S Lu
Niklas Elers
Rubén Marin
Jean Erntzso Exantus
Heriberto Lepez Mendoza
Adriana Uribe
Shelby Thuruthumalil
Sofia Andrikou
Jeff Johnston
Rose Holbrook
Anjith Balmuri
Mithun Patel
Jacobus Van Eeden
Chris RAMEY
Randall Mccarty
Milind Tamaskar
William Andrews
Kevin Gutshall
Jose Barrientos
Jovian Bishoo
Homar URESTI
Deidre Reed
Roy Li
Santos Becerra
Frank Stoczko
Teddy Phillips
Bradley Pereira
Bobby Rai
Nectilia Martinez
Chandru Jagadeeswaraiah
Steven Barbieri
Jeff KRATCHA
Anabel Chavez
Lauren Donaldson
Kevin Smoker

Antonio Cranchi
James K. Papp
Omar Zamora
Aron Wenger
Elizabeth BOBO
Carol Bartlett
Graham Walker
Menderson Michaud
Michael Till
Jarrett McAllister
Jonathan Franco
Julio Ortiz
Dana Cooper
Elizabeth Bina Ritter
Martha Romero Perez
Craig Comen
Guisselle Smith
Adam Haley
Johanna Chia
Jesus Martinez
Michael F Urquidez Jr
Gregory L Key
Michael A. Bentley
Heather Lee Thorsby
David Neal Phillips
Brenden Bowman
Elizabeth Hall
Michael Alli
Jon Sims
Reyson Lim
Joel Gossett
Claudia E Millan
Judy Shires Alva
Mitch Boehs
Lucy Frodella
Dennis &amp; Linda Nerstad
Luis Armando Perez
Justin Westmoreland
Joshua Mbugua
Jose Caro
Nancy Graciela Aguilar
Jean Baptiste Siton
D Brian Beazley
Srujan Rao Chikyala
Eleonor S. Navarro
Maria Salazar
Leendert Vandenhove
Thembile Mtwa
Peter Isler
Stephane Huybrechts
Juan Vazquez
Olutomi Odukoya
Andrew Dombrowski
Jayson Seaver
Donald Newby
Janete Magalli Rivera Michel
Ryan Tyler Jewell
Ludwig Karlsson
Don Green
Kenneth Bittner
Pamela Gibson
Mark Buckley
Julia Mondragon
Nawaf Alotaibi
Edgardo Martin
Scott Gall
Sing Tung Chan
Steven M Robinson
Henry D Perry
Kenneth J Carangelo
Garry Polley
Brian Rockwell
W M
Srivatsan Vaiyakarnam
Artemia QUIROZ
Alexis Lopez
Lady Laura Betancur
Yuan Chang
Sybil Buckwalter
Isacc Guzman
Lee Miller
Basem Chaikhouni
Ryan Hines
Kent Clawson
Timothy Huss
Bradley Sladek
Mayra Bautista
Aaron Renfree
Angelo Quatrano
Adam Christopher Hall
Rene Carpena
Mary Sophia
Jacob Garland
Alexandra Zotter

Sylvester Arcaro
Houari Baghdadi
Evan Van Alstyne
Timothy Hill
Prashant Jha
Nova Loverro
Reyna Burnes
Jose Perez
Cathy L Stevens
Johnathan Charles Ringold
Gerald Magid
Rigot Thomas
Kelly Swanson Foster
Camilla Andersson
Stephen Chase
Joseph Ralph TRUJILLO
Brad Gale Masterson
Joseph Timbang
Louise Bliss
Anders Nilbrink
Amish Shah
Barbara J Westby Seiser
Marivi Camille Nolte
Zulmy Serrano
Cindi Wiedower
Ben Thomson
Brandon Hilton
Andrea Sanchez
Chaitanya KumarAvula
Alexander Rennie
Tanzeel Ur REHMAN
Gustavo Oduber
Stanley Cieslak IV
Samuel Duran
Shirley Stevenson
William Dillahunty
Gregory McCullough
Shane Deason
Iris Chacon
Diana Ramirez-Toscano
Kierra Ward
Richard Theodore

Greg Martin
Edward Merritt Farmer
Rodney Williams
Steve Dadisman
Solveig Jensen
Ryan Bevers
Trevor Tune
Chris Calhoun
Daniel Danso
Kimberly Beeson
Alejandro Perez Rubin
Leonard W Cobham
Michael Daniels
Ana Isabel Pantoja
Jordan Kohn-Foley
Casey Corry
Kris Jackson
Vicente Alberto
Gregg Crane
Daniel Gomez
Lizette Piñero
Gregory Hudson
Denisse Colon
Eric Miller
Jan Cendese
Sandro R Nascimento
August Heiss
Jorge Barron
Marc Coffie
Leticia Rodriguez
Patrick McCool
Larry Greenwood
Marcos A Ayala
Juvenson Casimir
Alejandra Ramírez Ortiz
Jose A Perez
Roel Ramos
Luis Gabriel Lopez
Esther Garcia
Mariel Perez
Jonathan Polk
Benjamin Garcia

John Gilletti
Guy Hillyer
Bradley Isbell
Stafford Cassell
Marland STEEPLES
Norma Sánchez
Robert Amato
Mark Davies
Kenneth Montemayor
Jose Luis Montano
Jose M Alvarez
Chris Lewis
Natalie Guerrier
Qais Jarrar
Mark Stoneman
Manuelito Clayton
Joshua Burchfield
David MARTINEZ
Thomas Ganley
Yaisiel Carreno Vargas
Jeremy Vanderpool
Julio Morales
Michelle Dawn Frappier
Lina Madrid
Geoff Cash
Karen Buck
Shelley Collett
Ramiro Madrid
Kristen Lewis
Francisco Fuentes
Charlie Kim
Eddie Bansag
Kweku Hanson
Daniel Rivera-Perez
Amelia Nawn
Michael Damian
Matthew Rippberger
Noah Scheire
Justin Faiella
Javier Leon
Albert Magallon

Jose A Aponte
Gerard M Madonna
Ramu Chandran
Jose Colls
Jorge Camargo
Angela Wiggins
Gerardo Rosado
Noel Brady
Trinidad Montoya
Kenneth Ajugwo
Joel M Brown
Natalia Fernandez
Jimmy Noorani
Kim Pheil
Laventure Paul
Neil Patrick Conn
Abiel Gomez
Thomas Pickert
Silvia De Leon
Javier Rivera
Nicholas Layton
Heidi Schmid
Maria Vargas
Sheidalisse Clavell
John Clavijo Cifuentes
Miguel Pareja-Nolte
Jim Cucinotta
Amitkumar Handa
Curtis Brown
Alan Mata
Bobby White
Anna Frodella
Dawn Bahnsen
Carlos Bonilla
Joseph Massaro
Miryam Gomez
Chanel Abraham
Craig C. Kinsey
Isacc Guzman
Brian Pfeiffenberger
Joseph Rude, Jr.

Jason DeVinney
Pascal Kälin
Ryan Twedt
S Azoulay
Lloyd A Ferguson
Manu Kennedy
David Carroll
Carlos Gomez
Ernesto Bravo
Alexander Gutierrez
Modesto Colon
Robyn Mancell
Will Higgins
Balleza Jose L.
Paul J Kitchen
Deborah Benefield
Juan C Sosa Rios
Randall Perry
Jeremy Wyatt
Gabriel Garcia
Jacqueline Tarango
Alexandros Sorlagas
Maria Pellini
Jelove David Mira
Luis Nieves
Fatima Carolina Ramos...
Julius Duncan
Chris Vargas
Nasiir Muhammad
Jose Flores
Paula Muraya
Sacko Ismael Zeba
John Harms
Emiltzie Barrios
Stephen H. Hilton
Liliana Valdez
Juan Ortiz
Jason Mckinzie
Maria L Sanchez
Felipe Garcia
Hugh Stiel

Luis Carlos Valbuena
Sharon Buker
Karla Barbosa
Robin DeFoe
Raphael Conelly
Abdul Serry
Diego Garcia Joseph
Jose Arturo Martinez Gonzalez
Robert Garcia
Steve Farmer
M.J.Isabel ALCAZAR
Edwardo Zapata
Luis Burgos
Troy Williams
Richard R Israel
Amanda Siebers
Natalie Morris
Kathy Layton
Twila Gipp
Keith William Seiser
Alejandro Josue Bacino Diaz
Jodi McGuire
Ricardo Gallegos
Artemio Mata
Francie Quilaton
Alberto Peon
Wayne Silva
Edward Walsh
Susan Pifari
Stella Perez
Tanya Lewis
Mark Magdule
Jodi Komitor
Pheryl Horst
Carlos S Negrete Jr
John Mahoney
Tatiana Andrea Gómez Ortiz
Dario Davis
Christina Ernst
Francisco J Landron
Mrs. Lia Coe

# Thank You!

## From the Powur Team



**Jonathan Budd**

**Founder & Chief Executive Officer**

Jonathan is the founder of Powur PBC, one of the nation's leading solar & energy storage companies. With over 32,000 completed installations, and an Inc 5000...



### Ethan Miller

**Chief Operating Officer**

Ethan brings over 20 years of experience leading solar companies. Prior to Powur, Ethan was VP of Operations at...



### Cami Boehme

**Chief Marketing Officer**

Cami brings her 20+ years experience in corporate growth strategy and independent sales networks in and outside the...



### Dean Rosenberg

**Chief Technology Officer**

For over 25 years, Dean has founded and built tech for disruptive companies, particularly in the energy sect...



### Michael Lindmark

**Chief Financial Officer**

Mike has over 25 years of experience enhancing finance and accounting for early-stage companies. In the past 4 years,...



### Bobby Smith

**Field President**

Bobby brings decades of experience in international sales organizational development. His primary role is growing the...



### Nickolas Phillips

**President, Corporate Operations**

Nickolas has more than 20 years of cross-functional executive leadership experience in high-growth technology driven...



### Kevin Smoker

**VP, Customer Operations**



### Kristin Dennis

**VP Partner Operations**

Kristin brings 17 years of residential solar industry experience, specializing in building strategic operational...



### Chris Bunch

**VP, Design & Engineering**

Chris brings over 16 years of experience leading Solar operations. Prior to Powur, Chris was Director of Design...



### Brady Anderson

**Senior Director, Install Partner Success**



### Shannon Joesting

**Director, IT Project Manager**



### Noah Baieve

**Director, Information Technology**





### Daniel DiFiore

**Director, Customer Success**

Daniel has 17+ years leading global support organizations. He has managed customer support, sales, billing, and...



### Paul Kitchen

**Director, Software Development**



### Raichail McDonald

**Director of Enterprise Accounts and Sales Operations**



### Maria DeGuzman

**Director of HR**

Maria has 15+ years in HR's strategy & management. She's experienced in setting up HR functions for startups, includin...



### Daniel Howson

**Director of Knowledge & Training**

Daniel, a solar industry leader with 10+ years in sales, marketing, and training, has led teams nationwide. Since 2014,...



### Justin Brooks

**Director of Operations**



### Beth Robinson

**Director of Customer Support**

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Bill Twist | CEO of The Pachamama Alliance @ The Pachamama Alliance | 2016 |
| Dean Rosenberg | CTO Powur @ Powur PBC | 2020 |
| Henrik Rosendahl | Board Advisor @ Self | 2016 |
| Jonathan Budd | CEO Powur @ Powur PBC | 2014 |
| Rick Hoskins | Board Director/Investor @ Self | 2016 |

| | | |
|---|---|---|
| Rick Hoskins | Board Director/Investor @ Self | [illegible] |
| Paul Winnowski | Board Advisor / Consultant @ Self | 2021 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Cami Boehme | CMO | 2021 |
| Ethan Miller | COO | 2021 |
| Dean Rosenberg | CTO | 2020 |
| Michael Lindmark | CFO | 2021 |
| Jonathan Budd | CEO | 2014 |

## Voting Power

| Holder | Securities Held | Voting Power |
|---|---|---|
| Jonathan Budd | 8,867,648 8.5M Common / 367,648 Preferred | 45.5% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 03/2015 | $150,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2015 | $749,271 | Preferred Stock | Regulation D, Rule 506(b) |
| 01/2016 | $1,085,700 | Preferred Stock | Regulation D, Rule 506(b) |
| 05/2017 | $901,169 | Common Stock | Section 4(a)(2) |
| 05/2017 | $484,367 | Preferred Stock | Regulation D, Rule 506(c) |
| 09/2021 | $3,465,686 | | 4(a)(6) |
| 10/2021 | $5,315,926 | Preferred Stock | Regulation D, Rule 506(c) |
| 10/2024 | $75,000 | Preferred Stock | Section 4(a)(2) |
| 10/2024 | $773,300 | Preferred Stock | Regulation D, Rule 506(b) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

| | |
|---|---|
| Name | Jonathan Budd |
| Amount Invested | $1,000,000 |
| Transaction type | Loan |
| Issued | 02/01/2022 |
| Outstanding principal plus interest | $1,000,000 as of 12/2022 |
| Interest | 1.99 per annum |
| Maturity | 02/01/2027 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | CEO, Powur PBC |

*A promissory note for $1,000,000 was executed with Jonathan Budd, CEO Powur, with 126,118 shares of Common Stock pledged as collateral. The shares pledged reflect the $9.59 share price applicable to the 2021 capital raise. The annual interest rate is 1.99%, due and payable at the end of the 10 year term.*

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Class A | 8,500,000 | 8,500,000 | Yes |

| | | | |
|---|---|---|---|
| Common Class B | 21,500,000 | 3,908,978 | Yes |
| Preferred Series 4 | 1,574,024 | 1,574,024 | Yes |
| Preferred Series 3 | 5,852,385 | 3,203,834 | Yes |
| Preferred Series 2 | 1,379,770 | 1,379,763 | Yes |
| Preferred Series 1 | 375,000 | 375,000 | Yes |
| Preferred Series 6 | 1,305,484 | 0 | Yes |
| Preferred Series 5 | 557,873 | 554,318 | Yes |

Warrants: 25
Options: 6

### Form C Risks:

We rely on net metering and related policies to offer competitive pricing to our customers in some of our key markets.

Our operations are subject to new innovations in product design and function. Staying current with successful deployment of new technology is important to achieve and maintain profitability in this industry segment.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

The impact of rising interest rates will unfavorably impact the value of purchasing solar for residential customers, resulting in a slow down in the market likely until rates decline.

We currently have high concentration and therefore currently rely heavily on one equipment procurement vendor. This by choice, a shift from this model could be made quickly and would not have long term implications.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

### Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Powur, PBC

Delaware Public Benefit Corporation
Organized January 2014
207 employees
5850 El Camino Real
St. 100
Carlsbad CA 92008 http://www.powur.com

## Business Description

Refer to the Powur profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Powur has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.